SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __ )*

SAFETY QUICK LIGHTING & FANS CORP.

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

786492 108

(CUSIP Number)

Mr. John P. Campi

Safety Quick Lighting & Fans Corp.

4400 North Point Parkway, Suite 154

Alpharetta, GA 30022

(770) 754-4711

Copy to:

Peter J. Gennuso, Esq.

Thompson Hine LLP

335 Madison Avenue, 12th Floor

New York, NY 10017

(212) 908-3958

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box

[ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP:786492 108	13D	2

1	NAME OF REPORTING PERSON Dov Shiff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [x]
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 15,505,703
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 15,505,703
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 15,505,703
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.50% (1)
14	TYPE OF REPORTING PERSON IN

_________________

(1) Based on 42,001,251 shares of common stock of the Company issued and outstanding as of January 11, 2016 (the “Effective Date”), as reported in the Company’s Prospectus filed with the U.S. Securities and Exchange Commission on January 14, 2016.

CUSIP:786492 108	13D	3

Item 1. Security and Issuer.

This Statement relates to the common stock, no par value per share (the “Common Stock”), of Safety Quick Lighting & Fans Corp., a Florida corporation (the “Company”). The Company reports that its principal executive offices are located at 4400 North Point Parkway, Suite 154, Alpharetta, GA 30022.

Item 2. Identity and Background.

(a)	This Statement is filed by Dov Shiff (“Mr. Shiff”), who serves as a director of the Company.

(b)	The business addresses of Mr. Shiff, who serves as a director of the Company as noted above, is at 4400 North Point Parkway, Suite 154, Alpharetta, GA 30022.

(c)	Mr. Shiff has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(d)	Mr. Shiff has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(e)	Mr. Shiff is a citizen of Israel.

Item 3. Source and Amount of Funds or Other Consideration.

Mr. Shiff used personal funds to obtain all 15,505,703 shares of Common Stock beneficially owned by him.

Mr. Shiff beneficially owned 13,294,618 shares of Common Stock prior to the Company’s registration of the Common Stock under Section 12(g) of the Securities Exchange Act of 1934, as amended, on April 6, 2015 (the “Pre-Registration Shares”), which consists of (a) 8,959,598 shares of Common Stock; (b) 1,690,000 shares of Common Stock issuable upon the exercise of a certain fully-vested five-year Common Stock Purchase Warrant dated May 8, 2014 (the “Warrant”); (c) 2,600,000 shares of Common Stock issuable upon the conversion of a certain two-year 12% Secured Convertible Promissory Notes dated May 8, 2014 (the “Note”), which may be converted at any time by Mr. Shiff; and (d) 45,020 shares of Common Stock acquired by Mr. Shiff on February 24, 2015 pursuant to an Agreement to Convert (as defined below).

Mr. Shiff obtained the Note and Warrant for $650,000 pursuant to a closing on May 8, 2014 of the Company’s offering of secured convertible promissory notes and common stock warrants (the “Notes Offering”). In connection with the Notes Offering, Mr. Shiff entered into a Registration Rights Agreement with the Company, whereby the Company agreed to register the Pre-Registration Shares (not including (d) above) by filing a registration statement within 60 days after execution thereof and to have such registration statement declared effective by the SEC within 90 days thereafter (the “Note RRA”). The Note RRA further provided that Mr. Shiff would be entitled to filing default damages equal to 2% percent of the aggregate gross proceeds paid by Mr. Shiff for the Note, and to effectiveness default damages equal to an increase of the then-current interest rate of the Note by 2%, for every 30 days until a registration statement was declared effective (collectively, the “RRA Damages”). The Company’s registration statement filed in connection with the Note RRA was filed late under the Note RRA, and was ultimately declared effective on October 22, 2014.

On January 23, 2015, the Company sent a letter agreement to all investors in the Notes Offering holding notes dated November 26, 2013 and May 8, 2014, which included Mr. Shiff, inviting such noteholders to convert (a) their first annual interest payment due under their notes (if applicable) and (b) RRA Damages due to such investor, into shares of Common Stock at the price of $0.25 per share, consistent with the terms of the investors’ respective notes (the “Agreement to Convert”). Mr. Shiff returned an Agreement to Convert to the Company, electing to convert RRA Damages due to him into 45,020 shares of Common Stock.

CUSIP:786492 108	13D	4

Pursuant to the terms of the Note, all principal and outstanding interest due may be converted into Common Stock at $0.25 per share on or prior to the date of maturity, at the noteholder’s election. Mr. Shiff requested that the Company withhold payment of all interest payments due to him under his Note, and notified the Company of his intent to convert all interest outstanding with the principal balance of the Note on or prior to the maturity of the Note. As of December 31, 2015, Mr. Shiff was entitled to 541,085 shares of Common Stock based on unpaid interest due to him under the Note, which he may convert at any time up and until May 8, 2016, the maturity date of his Note.

Additional information and disclosures concerning the Notes Offering can be found in the Company’s Post-Effective Amendment No. 1 to its Registration Statement on Form S-1 filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 28, 2015, as amended, and declared effective on June 22, 2015, and all descriptions above are qualified in their entirety by reference to the full text of the Note, Warrant, Note RRA, and Agreement to Convert, the forms of which are attached as exhibits to such Post-Effective Amendment No. 1 to its Registration Statement on Form S-1.

Mr. Shiff acquired 1,670,000 shares (the “Offering Shares”) of Common Stock pursuant to a closing on June 12, 2015 of the Company’s offering of up to $4,000,000 of shares of Common Stock, at $0.60 per share (the “Stock Offering”), for a purchase price of $1,002,000. In connection with the Stock Offering, Mr. Shiff and the Company entered into a Registration Rights Agreement, whereby the Company agreed to register the Offering Shares within 150 days after execution thereof (the “Stock RRA”). Mr. Shiff subsequently agreed to extend the registration deadline in order to align with subsequent closings of the Stock Offering, and the Company timely filed and had declared effective a registration statement in connection therewith.

Additional information and disclosures concerning the Stock Offering can be found in the Company’s Current Report filed with the SEC on June 18, 2015, and all descriptions herein made in connection with the Stock Offering are qualified in their entirety by reference to the full text of Mr. Shiff’s subscription Agreement and Stock RRA, the forms of which are attached as exhibits to such Current Report.

Item 4. Purpose of Transaction.

Mr. Shiff obtained all shares of Common Stock held by him for personal investment purposes. Mr. Shiff may in the future determine to purchase more Common Stock and/or dispose of Common Stock of the Company in the ordinary course of his investment activities, as market and other conditions dictate.

Item 5. Interest in Securities of the Issuer.

(a)	Mr. Shiff beneficially owns 15,505,703 shares of Common Stock, all held in his name, constituting 33.50% of all shares of Common Stock issued and outstanding as of the Effective Date. The 15,505,703 shares of Common Stock consist of shares of Common Stock owned by Mr. Shiff’s and his right to acquire (i) up to 2,600,000 shares of Common Stock by conversion of the Note, (ii) 541,085 shares of Common Stock in unpaid interest, as of December 31, 2015, upon conversion of the Note, and (iii) up to 1,690,000 shares of Common Stock by exercise to the Warrant.

(b)	Mr. Shiff has sole voting and dispositive power over all 15,505,703 shares of Common Stock held in his name.

(c)	Not applicable.

(d)	Not applicable.

(e)	Not applicable.

Mr. Shiff’s percentage of beneficial ownership of Common Stock in Item 5(a) is based on 42,001,251 shares of common stock of the Company issued and outstanding as of January 11, 2016, as reported in the Company’s Prospectus filed with the U.S. Securities and Exchange Commission on January 14, 2016.

CUSIP:786492 108	13D	5

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

To the knowledge of Mr. Shiff, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between Mr. Shiff and any other person, with respect to any securities of the Company, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in such agreements.

Item 7. Material to Be Filed as Exhibits.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: February 17, 2016

/s/ Dov Shiff
Dov Shiff